Mail Stop 4561

March 27, 2008

Mr. Michael K. Simon
Chairman and Chief Executive Officer
LogMeIn, Inc.
500 Unicorn Park Drive
Woburn, MA 01801

>           **Re:    LogMeIn, Inc.**
>           **Amendment No. 1 to Form S-1**
>           **Filed March 7, 2008**
>           **File No. 333-148620**

Dear Mr. Simon:

We have reviewed your response to our letter dated February 8, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.      We are in receipt of your revised confidential treatment application submitted on March 18, 2008. We will promptly provide comments on the confidential treatment request in a separate letter.

Prospectus Graphics

2.      We note your inclusion of testimonial statements in the graphic on the inside front cover of the prospectus. The text accompanying your graphics should be limited to concise descriptive information that explains the graphics. It does not appear possible for you to provide the additional contextual information necessary for investors to evaluate these excerpted customer statements, yet conform to the requirements of Rule 421(d). This type of information should be presented in the body of the prospectus, if at all. If you retain customer feedback in the body of the prospectus, please expand to provide information regarding the context in which the assessments were made, and as appropriate, balance the statements with

disclosure of negative feedback from customers or explain why this is not required to place the claims you select in an appropriate context. Please tell us whether the persons who are providing this feedback on your products are aware that their statements are being extracted and presented in a document being used to sell securities.

Prospectus Summary, page 1

3.      You state here and elsewhere that you are a leading provider of on-demand, remote-connectivity solutions to small and medium-sized businesses, IT service providers and consumers. Please provide us with support for these claims of your industry position. In your response, tell us how you compare to your competitors in quantitative and qualitative terms and consider appropriate disclosure in this respect.

Critical Accounting Policies

Stock-Based Compensation, page 34

4.      We have read the revisions made to your disclosure in response to comment 10 of our letter dated March 7, 2008, and encourage you to revise further to streamline disclosures related to the valuations that have been superseded. Consider providing an introductory paragraph with summary information rather than details at each valuation date. We believe that such revisions will help focus readers on the current valuations.

5.      Revise to clarify for readers the concept of weighting the methodologies applied to the current financial results and to the projected financial results. Further, disclose all weighting of significant methodologies used in the current valuations.

6.      Revise to indicate that the option pricing model is sensitive to certain key assumptions (e.g., volatility) and provide robust disclosures regarding how those assumptions were determined.

7.      We note that only one company was used for the guideline approach. Revise to explain why you believe that was appropriate.

8.      Revise to explain the basis for the 20% premium applied in calculating terminal value under the growth scenario.

9.      We note that the discount rate was determined based on "the AICPA's Practice Aid's expected rate of return for venture capital investors based on a company's stage of development." This appears to suggest that you and/or Shields obtained

the rates directly from the Practice Aid rather than determining a company-specific rate.  Please advise.

10.     Revise to explain the extent to which the common stock transactions were considered in valuing your common stock.  Currently, you refer to certain "arm's length" transactions and sales between shareholders, but it is unclear how these transactions were used in valuing the common stock.

Results of Consolidated Operations

Years Ended December 31, 2007 and 2006, page 42

11.     Confirm for us that including the terms "majority" and "remaining" represent the extent to which you were able to quantify in response to prior comment number 11.

Executive Compensation

Compensation Discussion and Analysis

Components of Our Executive Compensation Program, page 69

12.     Notwithstanding your response to comment 14 of our letter dated March 7, 2008, you state in the prospectus that you target overall compensation of your executives "to be competitive with that of similarly situated executives in your region and the compensation of executives employed in the portfolio companies of certain of our board members' venture capital firms."  Please identify the companies used in this process, and for companies you are not able to specifically identify, describe the common characteristics of companies with "similarly situated executives".  See Item 402(b)(2)(xiv) of Regulation S-K.

Equity Incentive Awards, page 72

13.     Notwithstanding your response to comment 17 of our letter dated March 7, 2008, please explain how the compensation committee selects the "similarly situated executives" used in determining the size and terms of initial option grants.  Please describe the criteria used in selecting these executives or identify their companies.

Exhibits

14.     With respect to prior comment 26 of our letter dated March 7, 2008, please refer to Instruction 2 to Item 601.  Please file a Schedule 10.16 that includes a schedule that sets out the data that vary among the various offer letters.  Alternatively, submit the individual offer letters, which we continue to believe are management

contracts or plans within the meaning of Item 601 of Regulation S-K.  We note disclosure on page 77 that each named executive officer's offer letter contains change of control provisions.

*****

As appropriate, please amend your filing in response to these comments.  Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T.  Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review.  Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Christine Davis at (202) 551-3408 or Mark Kronforst, Accounting Branch Chief, at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters.  Please contact LaTonya Reynolds at (202) 551-3535 with any other questions.  If, thereafter, you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc:     Via Facsimile: (617) 526-5000
        Michael Penney, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP